Suite 2800, 1100 Peachtree Street NE Atlanta, GA 30309-4528 t 404 815 6500 f 404 815 6555

November 4, 2015	direct dial 404 815 6051 direct fax 404 541 3188 deaton@kilpatricktownsend.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of Reynolds American Inc. filed on November 4, 2015 (the “Registration Statement”)

Ladies and Gentlemen:

At the request and on behalf of our client, Reynolds American Inc. (the “Company”), enclosed for filing is the Company’s Registration Statement, with exhibits, related to their offers to issue (the “Exchange Offers”) up to $3,122,670,000 in aggregate principal amount of the Company’s to-be-issued 3.500% Senior Notes due 2016, 2.300% Senior Notes due 2017, 8.125% Senior Notes due 2019, 6.875% Senior Notes due 2020, 3.750% Senior Notes due 2023, 8.125% Senior Notes due 2040, and 7.000% Senior Notes due 2041 (collectively, the “new notes”), which are being registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Registration Statement, in exchange for a like principal amount of the outstanding old notes with substantially the same terms (the “old notes”).

The Company is registering the Exchange Offers pursuant to the Registration Statement in reliance on the position of the staff of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991) and Shearman & Sterling (pub. avail. July 2, 1993).

The Company has informed us that it has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the Exchange Offers, and, to the best of the Company’s information and belief, each person participating in the Exchange Offers has no arrangement or understanding with any person to participate in the distribution of the new notes and is acquiring the new notes in its ordinary course of business. The Company will make each person participating in the Exchange Offers aware (through the prospectus included with the Registration Statement) that any person using the Exchange Offers to participate in a distribution of the new notes (i) cannot rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and similar letters) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

The Company will make each person participating in the Exchange Offers aware (through the prospectus) that (i) any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for old notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

The Company will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offers an additional provision in substantially the following form:

If the undersigned is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such new notes.

As provided by Rule 461(a) under the Securities Act, on behalf of the Company, we hereby affirm that the Company is aware of their obligations under the Securities Act and hereby provide notice to the Commission that the Company may present an oral request for acceleration of the effective date of the Registration Statement.

Please contact the undersigned at (404) 815-6051 when a reviewer has been assigned to this filing, or when a decision not to review is reached. The undersigned’s email and fax contact information appear above. Any questions may also be directed to the undersigned.

Thank you.

Yours sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP

By:	/s/ David M. Eaton
David M. Eaton, A Partner

Cc:	McDara P. Folan, III
Robert A. Emken, Jr.